EXHIBIT 23.1

SUNTRUST ROBINSON HUMPHREY

The Board of Directors

Seasons Bancshares, Inc.

We hereby consent to the inclusion of our opinion letter dated September 22, 2006 to the board of directors of Seasons Bancshares, Inc. as Appendix C to the proxy statement under cover of Schedule 14A of Seasons Bancshares, Inc. and to the references to our name and to the description of such opinion in the proxy statement. By giving such consent, we do not thereby admit that we are experts with respect to any part of such proxy statement within the meaning of the term “expert” as used in, or that would come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commissions promulgated thereunder.

/s/ SUNTRUST ROBINSON HUMPHREY
SunTrust Robinson Humphrey

Atlanta, Georgia

October 23, 2006